June 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ruairi James Regan

Re:	FutureCorp Space Acquisition I
Registration Statement on Form S-1
Filed May 20, 2026, as amended
File No. 333-296040
Acceleration Request
Requested Date: June 4, 2026
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FutureCorp Space Acquisition 1 (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-296040) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Registrant hereby authorizes Stephen P. Alicanti of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783. Thank you for your assistance.

Very truly yours,

FutureCorp Space Acquisition 1

/s/ Joshua Marks
Joshua Marks
Chief Executive Officer and Chief Financial Officer

cc:	Stephen P. Alicanti (DLA Piper LLP (US))